FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

ABN AMRO HOLDING N.V.

Commission File Number: 001-14624

ABN AMRO BANK N.V.

Commission File Number: 001-14624-05

(Translation of registrants’ names into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

ABN AMRO CAPITAL FUNDING LLC VI

Commission File Number: 001-31814

ABN AMRO CAPITAL FUNDING TRUST VI

Commission File Number: 001-31813

(Translation of registrants’ names into English)

135 South LaSalle Street
Chicago, Illinois 60603
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-104778.

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
     ABN AMRO CAPITAL FUNDING LLC VI
ABN AMRO CAPITAL FUNDING TRUST VI

INDEX TO EXHIBITS

Exhibit

1	Underwriting Agreement, dated September 25, 2003, among ABN AMRO Holding N.V., ABN AMRO Bank N.V., ABN AMRO North America Holding Company, LaSalle Funding LLC, LaSalle Bank Corporation, ABN AMRO Capital Funding Trust VI, ABN AMRO Capital Funding LLC VI, and ABN AMRO Incorporated and ABN AMRO Financial Services, Inc. as representatives of the several underwriters named therein, relating to the sale of up to 9,200,000 non-cumulative trust preferred securities unconditionally guaranteed by ABN AMRO Holding N.V.

4.1	Amended and Restated Trust Agreement, dated September 30, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

4.2	Amended and Restated LLC Agreement, dated September 30, 2003, among ABN AMRO North America Holding Company, as initial common security holder, ABN AMRO Capital Funding Trust VI, as initial preferred security holder, and BNY Midwest Trust Company, as manager trustee, for the benefit of the persons who may become preferred security holders

4.3	Trust Securities Guarantee Agreement, dated September 30, 2003, among ABN AMRO Holding N.V., as guarantor, ABN AMRO North America Holding Company, as initial common security holder, ABN AMRO Incorporated and ABN AMRO Financial Services, Inc., as representatives of the several initial preferred security holders named therein, and BNY Midwest Trust Company, as trustee, for the benefit of the initial holders and any subsequent holders of trust preferred securities

4.4	Company Preferred Securities Guarantee Agreement, dated September 30, 2003, among ABN AMRO Holding N.V., as guarantor, and BNY Midwest Trust Company, as guarantee trustee and as initial preferred security holder in its capacity as Property Trustee pursuant to the Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI

8	Opinion of Davis Polk & Wardwell regarding tax matters

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 2, 2003	By:	/s/ Hans Duijn
Name: Hans Duijn Title: Secretary to the Managing Board

By:	/s/ J. Kuiper
Name: J. Kuiper Title: Member of the Managing Board

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO BANK N.V.

Dated: October 2, 2003	By:	/s/ Rolf Smit
Name: Rolf Smit Title: Executive Vice President

By:	/s/ Arjo Blok
Name: Arjo Blok Title: Senior Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO CAPITAL FUNDING LLC VI

Date: October 2, 2003	By:	/s/ J. Sirota

		Name:	J. Sirota
		Title:	Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO CAPITAL FUNDING TRUST VI

Date: October 2, 2003	By:	/s/ J. Sirota

		Name:	J. Sirota
		Title:	Vice President